RESIGNATION OF RICHARD HOWARTH

I Richard Howarth, hereby resign as Chief Executive Officer, Director and Chairman of ICBS International Corp., a corporation organized under the laws of the State of Florida.

R. J. Howarth   February 11 2005

02/10/2005 12:46 FAX 514 932 6755 ICBS 005
02/10/2005 07:20 FAX 5144532706 Richard Howarth 006
02/10/2005 08:18 FAX 514 932 6755 ICBS

RESIGNATION OF RICHARD HOWARTH

I Richard Howarth, hereby resign as Vice President and Director of Puritan Securities, Inc., a corporation organized under the laws of the State of New York.

R. J. Howarth